UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a)

Imclone Systems Incorporated
 ------------------------------------------------
(Name of Issuer)

Common Stock, $0.001 par value
 ------------------------------------------------
(Title of Class of Securities)


45245W109
------------------------------------------------
 (CUSIP Number)

Leonard Larrabee
CAM North America, LLC
300 First Stamford Place
Stamford, CT 06902
203-890-7011
------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

September 28, 2006
 ------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D

CUSIP NO. 45245W109

1. Name Of Reporting Person: CAM North America, LLC
     Tax Identification No: 01-0846058

2. Check The Appropriate Box If A Member Of A Group
(a) [X]
(b) [ ]

3. Sec Use Only

4. Source Of Funds:  OO

5. Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e): [  ]

6. Place Of Organization:  Delaware


Number of shares beneficially owned by Reporting Person with:

7. Sole Voting Power:   - 0 -

8. Shared Voting Power Beneficially:  8,245,695

9. Sole Dispositive Power:  - 0 -

10. Shared Dispositive Power: 9,384,943


11. Aggregate Amount Beneficially Owned By Reporting
    Person: 9,384,943

12. Check Box If The Aggregate Amount In Row (11)
    Excludes Certain Shares: [  ]

13. Percent Of Class Represented By Amount In Row (11): 11.14%

14. Type Of Reporting Person:  IA
-------------------------------------------------------------

SCHEDULE 13D

CUSIP NO. 45245W109

1. Name Of Reporting Person: Smith Barney Fund Management LLC
    Tax Identification No: 13-2616913

2. Check The Appropriate Box If A Member Of A Group
(a)    [X]
(b)    [   ]

3. Sec Use Only

4. Source Of Funds:  OO

5. Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e): [  ]

6.  Place Of Organization:  Delaware


Number of shares beneficially owned by Reporting Person with:

7.     Sole Voting Power:   - 0 -

8.     Shared Voting Power Beneficially:  107,920

9.      Sole Dispositive Power:  - 0 -

10.     Shared Dispositive Power: 107,920


11. Aggregate Amount Beneficially Owned By Reporting
    Person: 107,920

12. Check Box If The Aggregate Amount In Row (11)
    Excludes Certain Shares [  ]

13. Percent Of Class Represented By Amount In Row (11): 0.13%

14. Type Of Reporting Person: IA
---------------------------------------------------------------

SCHEDULE 13D

CUSIP NO. 45245W109

1. Name Of Reporting Person: Salomon Brothers Asset
                             Management Inc
    Tax Identification No: 13-3440564

2. Check The Appropriate Box If A Member Of A Group*
(a)    [X]
(b)    [   ]

3. Sec Use Only

4. Source Of Funds:  OO

5. Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e): [  ]

6. Place Of Organization:  Delaware


Number of shares beneficially owned by Reporting Person with:

7. Sole Voting Power: - 0 -

8. Shared Voting Power Beneficially:  25,077

9. Sole Dispositive Power: - 0 -

10. Shared Dispositive Power: 25,077


11. Aggregate Amount Beneficially Owned By Reporting
    Person: 24,247

12. Check Box If The Aggregate Amount In Row (11)
    Excludes Certain Shares: [  ]

13. Percent Of Class Represented By Amount In Row (11): 0.03%

14. Type Of Reporting Person:  IA
-------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock $0.001 par value
(the "Common Stock") of Imclone Systems Incorporated, a
Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 180 Varick Street, New York, New York 10014.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed jointly by CAM North America, LLC
("CAM NA"), Smith Barney Fund Management LLC ("SBFM") and
Salomon Brothers Asset Management Inc ("SaBAM", and together with CAM NA and SBFM, the "Reporting Persons"). Each of CAM
NA and SBFM is a Delaware limited liability company, and SaBAM is a Delaware corporation. Each of CAM NA, SBFM and
SaBAM is a registered investment adviser under the Investment
Advisers Act of 1940 ("Advisers Act") with its principal office located at 399 Park Avenue - 4th Floor, New York, NY 10043.

Except as described below, none of the entities identified in this Item 2 has during the past five years been convicted in any criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On May 31, 2005, the Securities and Exchange Commission
(the "SEC") issued an order in connection with the settlement of an administrative proceeding against SBFM, the then-investment adviser or manager to certain of the Funds and CGMI, relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds (the "Affected Funds").

The SEC order finds that SBFM and CGMI willfully violated
Section 206(1) of the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder (the "Advisers Act"). Specifically, the order finds that SBFM and CGMI knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First
Data Investors Services Group ("First Data"), the Affected
Funds' then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management
("CAM"), the Citigroup business unit that, at the time, included the Affected Funds' investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange, among other things, for a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also finds that SBFM and CGMI willfully violated
Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Affected Funds' boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Affected Funds' best interests and that no viable alternatives existed.

SBFM and CGMI do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding. The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC. At this time, there is no certainty as to how the above-described proceeds of the settlement will be distributed, to whom such distributions will be made, the methodology by which such distributions will be allocated, and when such distributions will be made. The order also required that transfer agency fees received from the Affected Funds since December 1, 2004, less certain expenses, be placed in escrow and provided that a portion of such fees might be subsequently distributed in accordance with the terms of the order. On
April 3, 2006, an aggregate amount of approximately $9 million held in escrow was distributed to the Affected Funds.

The order required SBFM to recommend a new transfer agent contract to the Fund boards within 180 days of the entry of the order; if a Citigroup affiliate submitted a proposal to serve as transfer agent or sub-transfer agent, SBFM and CGMI would have been required, at their expense, to engage an independent monitor to oversee a competitive bidding process. On November 21, 2005, and within the specified timeframe, the Affected Funds' Boards selected a new transfer agent for the Affected Funds. No Citigroup affiliate submitted a proposal to serve as transfer agent. Under the order, SBFM also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004. Although there can be no assurance, SBFM does not believe that this matter will have a material adverse effect on the Affected Funds.

On December 1, 2005, Citigroup completed the sale of substantially all of its global asset management business, including SBFM, to Legg Mason.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer's securities were funds in certain investment advisory accounts managed by the Reporting Persons. The aggregate funds used by the Reporting Persons to make the purchases were $300,182,531.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Issuer's Common Stock for investment purposes on behalf of certain investment advisory accounts, and such purchases have been made in the Reporting Persons' ordinary course of business as investment advisers.

Depending on the Reporting Persons' assessment of future developments, one or more of the Reporting Persons may acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some holdings in the Issuer.

On September 28, 2006, Carl Icahn and affiliates filed an amended
Schedule 13D with the Commission regarding intent to solicit consents from stockholders of the Issuer to remove certain directors from the Board of the Issuer and to fill one of the vacancies with a nominee to be proposed by Mr. Icahn and his affiliates, and, in connection therewith, today filed a preliminary consent solicitation statement with the Securities and Exchange Commission.

On September 28, 2006, CAM NA, on behalf of itself and certain affiliated advisers, sent a letter (the "Letter") to Mr. David Kies, Chairman of the Board of Directors of the Issuer, to communicate support of Mr. Icahn's recommended actions.

A copy of the Letter is attached as Exhibit B to this Schedule 13D and is incorporated herein by reference.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for the Reporting Persons named in Item 2.

As of the date hereof, CAM NA is the beneficial owner of 9,384,943 shares of Common Stock, representing approximately 11.14% of the Issuer's outstanding Common Stock, SBFM is the beneficial owner of 107,920 shares of Common Stock, representing approximately 0.13% of the Issuer's outstanding Common Stock, and SaBAM is the beneficial owner of 25,077 shares of Common Stock, representing approximately 0.03% of the Issuer's outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer's reported 84,217,766 outstanding shares of Common Stock reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2006.

(c) The following table sets forth the Reporting Persons' transactions in the shares of Common Stock of the Issuer during the sixty (60) days preceding the date of this report:

Reporting Date      Shares   Price      Transaction
Person
CAM NA 7/31/2006   1300     32.47     Open Market Sale
CAM NA 8/1/2006    1135     32.26     Open Market Sale
SaBAM  8/1/2006    65       32.35     Open Market Sale
CAM NA 8/2/2006    1290     31.98     Open Market Sale
SaBAM  8/2/2006    5        32.17     Open Market Purchase
SaBAM  8/2/2006    115      31.95     Open Market Purchase
CAM NA 8/3/2006    3355     31.84     Open Market Sale
SBFM   8/3/2006    380      31.76     Open Market Sale
SaBAM  8/3/2006    270      32.95     Open Market Purchase
CAM NA 8/4/2006    845      33.41     Open Market Sale
SaBAM  8/4/2006    51       33.42     Open Market Purchase
CAM NA 8/7/2006    990      33.02     Open Market Sale
SaBAM  8/7/2006    55       33.27     Open Market Sale
CAM NA 8/8/2006    1520     32.96     Open Market Sale
CAM NA 8/9/2006    1465     32.72     Open Market Sale
SaBAM  8/9/2006    35       32.80     Open Market Sale
CAM NA 8/10/2006   860      28.03     Open Market Sale
SaBAM  8/10/2006   28       27.96     Open Market Sale
CAM NA 8/11/2006   1005     27.94     Open Market Sale
SaBAM  8/11/2006   59       28.14     Open Market Purchase
SaBAM  8/11/2006   10       27.87     Open Market Sale
CAM NA 8/14/2006   2935     28.61     Open Market Purchase
CAM NA 8/14/2006   1618     28.64     Open Market Sale
SBFM   8/14/2006   200      28.65     Open Market Sale
SaBAM  8/14/2006   29       28.14     Open Market Purchase
SaBAM  8/14/2006   59       28.14     Open Market Sale
CAM NA 8/15/2006   750      28.66     Open Market Purchase
CAM NA 8/15/2006   1520     28.47     Open Market Sale
SaBAM  8/15/2006   60       28.44     Open Market Sale
CAM NA 8/16/2006   1451     29.05     Open Market Sale
CAM NA 8/17/2006   5        29.97     Open Market Purchase
CAM NA 8/17/2006   955      29.65     Open Market Sale
CAM NA 8/18/2006   1365     30.02     Open Market Sale
CAM NA 8/21/2006   1745     30.24     Open Market Sale
SaBAM  8/21/2006   10       30.21     Open Market Sale
CAM NA 8/22/2006   20       30.24     Open Market Purchase
CAM NA 8/22/2006   1980     30.04     Open Market Sale
CAM NA 8/23/2006   1170     30.16     Open Market Sale
CAM NA 8/24/2006   200      30.07     Open Market Purchase
CAM NA 8/24/2006   1175     30.10     Open Market Sale
CAM NA 8/25/2006   750      30.05     Open Market Sale
SaBAM  8/25/2006   60       30.01     Open Market Sale
CAM NA 8/28/2006   910      30.37     Open Market Sale
SaBAM  8/28/2006   25       30.25     Open Market Sale
CAM NA 8/29/2006   1112     30.34     Open Market Sale
CAM NA 8/30/2006   795      30.11     Open Market Sale
CAM NA 8/31/2006   25       29.90     Open Market Purchase
CAM NA 8/31/2006   1150     29.92     Open Market Sale
CAM NA 9/1/2006    930      29.82     Open Market Sale
SaBAM  9/1/2006    200      29.85     Open Market Sale
CAM NA 9/5/2006    5        28.81     Open Market Purchase
CAM NA 9/5/2006    1093     28.91     Open Market Sale
SaBAM  9/5/2006    110      28.69     Open Market Sale
SaBAM  9/5/2006    964      29.64     Open Market Purchase
CAM NA 9/6/2006    680      28.49     Open Market Sale
CAM NA 9/7/2006    1077     28.54     Open Market Sale
CAM NA 9/8/2006    4925     28.17     Open Market Sale
SaBAM  9/8/2006    30       28.03     Open Market Sale
CAM NA 9/11/2006   850      28.10     Open Market Sale
SaBAM  9/11/2006   10       28.10     Open Market Sale
CAM NA 9/12/2006   430      28.41     Open Market Purchase
CAM NA 9/12/2006   1535     28.37     Open Market Sale
SBFM   9/12/2006   200      28.38     Open Market Sale
CAM NA 9/13/2006   2492     29.76     Open Market Sale
CAM NA 9/14/2006   825      30.19     Open Market Sale
CAM NA 9/15/2006   4782     30.46     Open Market Sale
SaBAM  9/15/2006   100      30.50     Open Market Sale
CAM NA 9/18/2006   1435     30.56     Open Market Sale
CAM NA 9/19/2006   1213     28.71     Open Market Sale
CAM NA 9/20/2006   30       29.28     Open Market Purchase
CAM NA 9/20/2006   1155     28.95     Open Market Sale
CAM NA 9/21/2006   1885     29.71     Open Market Sale
SaBAM  9/21/2006   3        29.96     Open Market Sale
CAM NA 9/22/2006   381      29.56     Open Market Sale
SaBAM  9/26/2006   60       29.22     Open Market Sale

(d) and (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described elsewhere in this Schedule 13D, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Common Stock which are required to be described hereunder.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A) Joint Filing Agreement
B) Letter from CAM NA dated September 28, 2006 to the Issuer.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 28, 2006

CAM North America, LLC



By:  /s/ Leonard Larrabee
     Leonard Larrabee, Secretary


Smith Barney Fund Management LLC



By:  /s/ Michael Kocur
     Michael Kocur, Assistant Secretary


Salomon Brothers Asset Management Inc



By:  /s/ Leonard Larrabee
     Leonard Larrabee, Secretary









Exhibit A

JOINT FILING UNDERTAKING

This Joint Filing Agreement confirms the agreement by and among the undersigned parties that the Schedule
13D is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

Date:  September 28, 2006

CAM North America, LLC



By:  /s/ Leonard Larrabee
     Leonard Larrabee, Secretary


Smith Barney Fund Management LLC



By:  /s/ Michael Kocur
     Michael Kocur, Assistant Secretary


Salomon Brothers Asset Management Inc



By:  /s/ Leonard Larrabee
     Leonard Larrabee, Secretary






















Exhibit B

LETTER

September 28, 2006

Via Fax & Overnight Delivery

September 28, 2006

David Kies, Chairman of the Board
ImClone Systems Incorporated
180 Varick Street
New York, NY  10014

Dear David,

I am writing in relation to the form 13D filed on September 28, 2006 on behalf of Carl Icahn in which he announced his intent to solicit consent from stockholders of Imclone to remove certain directors of the board and to fill one of the vacancies with a nominee proposed by himself. I have also reviewed the filing dated September 20, 2006 on form 13D which contained a letter directed at you in which Mr. Icahn called for you to relinquish your position as Chairman of Imclone. In the letter, Mr. Icahn recounts a series of events that have occurred during your tenure that have had an adverse impact on the company and have hurt shareholders. I too have grown increasingly concerned with a number of developments at the company, most recently the loss of the Yeda patent and the emergence of a significant new competitor to your only marketed drug. I have been a long-term investor in Imclone having owned the stock since 1999. After reading the letter penned by Mr. Icahn, and using my best judgment, I find myself in agreement with his conclusions and so choose to support his actions.


Sincerely,

Richard A. Freeman